FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2005 SECOND HALF AND FULL YEAR RESULTS”

Quilmes Industrial (Quinsa) S.A. Announces 2006 First Half Results

LUXEMBOURG, Aug. 14 /PRNewswire-FirstCall/ -- Quilmes Industrial (Quinsa) S.A. (NYSE: LQU) (“Quinsa” or the “Company”) today announced its results for the six months ended June 30, 2006.

Highlights -- First half 2006

•	EBITDA increased 20% to US$ 206.6 million from US$ 172.5 million a year earlier.

•	Beer sales volumes increased 6.0% to 8.2 million hectoliters.

•	Soft drink and water sales volumes increased 31.6% to 5.0 million hectoliters.

•	Net profit after tax was US$ 77.6 million, or US$ 0.716 per share, compared to US$ 58.4(*) million, or US$ 0.523 per share(*), for the first half of 2005.

(*)	Please see footnote following unaudited consolidated profit and loss statement summary for information on differences with previously reported figures

Financial review -- First half 2006

Beer volume sales increased to 8,249,000 hectoliters from 7,783,000 hectoliters a year earlier, due to improvements in all of the Company’s markets. Volumes for soft drinks and water increased 31.6% to 4,959,000 hectoliters, reflecting a strong performance in both Argentina and Uruguay, and the incorporation of the Pepsi license to sell soft drinks in the last remaining region it did not already operate in Argentina.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Two  --  August 14, 2006

Domestic volume breakdown (thousands of hectoliters)

	Six months to

	June 30, 2006	June 30, 2005

Argentina beer	5,362	5,233
Argentina CSD, and other beverages	4,731	3,605
Bolivia	1,160	1,000
Chile	339	219
Paraguay beer	1,035	988
Uruguay beer	322	291
Uruguay (CSD&W)	230	165
Exports & other, net	30	50
TOTAL	13,209	11,551

Net sales increased approximately 22% to US$ 520.4 million, from US$ 426.0 million in the first half of 2005. This was principally the result of higher volumes for both soft drinks and beer, and to higher average prices, particularly for beer. The following is a breakdown of sales by business:

Revenues breakdown (millions of dollars)

	Six months to

	June 30, 2006	June 30, 2005

Argentina beer	208.5	186.3
Argentina CSD, and other beverages	133.1	99.0
Bolivia	66.6	53.8
Chile	22.2	13.2
Paraguay beer	62.2	49.0
Uruguay beer	18.8	15.8
Uruguay (CSD&W)	9.0	6.2
Other (net)	0.0	2.7
TOTAL	520.4	426.0

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Three  --  August 14, 2006

Gross profit increased to US$ 304.4 million from US$ 241.6 million a year earlier. This was largely the result of higher volume sales in all of the Company’s markets and also of price increases, particularly in the beer business. These improvements allowed the Company to absorb increases in the cost of certain raw materials and inputs such as malt, cans and energy, as well as increases in the cost of labor, particularly in Argentina. Consolidated gross margin increased 1.8 percentage points to 58.5%, compared to 56.7% for the first half of 2004.

Selling and marketing expenses increased 28% to US$ 111.5 million, largely as a result of higher advertising expenses in the Argentine beer and soft drink businesses, in Paraguay and Chile. Argentina and Paraguay were heavily involved in the soccer World Cup that took place in June, sponsoring their respective national squads, while investments in Chile were related to the launching of Brahma. Transportation costs also increased, particularly in Argentina, due to higher volumes and increases in labor and fuel costs.

Administrative and general expenses increased 11.6% to US$ 21.1 million, principally as a result of higher labor expenses. As a percentage of sales, however, they declined from 4.4% in 2005 to 4.0% in 2006.

Other operating expenses (net) were US$ 4.9 million compared to US$ 3.9 million in 2005. These expenses include severance payments, directors’ fees, costs related to the restructuring of our distribution network, income/expense from the sale of fixed assets and other sundry income and expenses.

As a result of these variations, operating profit for the first half of 2006 increased to US$ 159.1 million, from US$ 125.9 million for the same period in 2005. Normalized EBITDA (that is, EBITDA before any income or expenses derived from the sale of fixed assets) increased approximately 20% to US$ 206.6 million, from US$ 172.5 million in 2005.

Net interest expense was virtually unchanged compared to the first half of 2005, at US$ 17.0 million. This was the effect of a 22% increase in the balance of cash and equivalents in a higher interest rate environment. Bank debt increased to a lesser extent, as a large portion of the debt incurred during the second half of 2005 to finance the acquisition of QIB shares and the Company’s own shares has been repaid. Other non-operating expenses (net) increased to US$ 4.9 million for the first half of 2006, compared to US$ 3.0 million for the same period in 2005, principally due to the accrual of higher variable compensation for senior management as a result of the Company’s improved performance and to lower income from the sale of fixed assets.

The charge for income tax increased to US$ 43.1 million in 2006, from US$ 32.6 million in 2005.

Net profit after tax increased approximately 33% to US$ 77.6 million, or US$ 0.716 per share, in 2006, from US$ 58.4 million, or US$ 0.523 per share, in 2005.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Four  --  August 14, 2006

Total shareholders’ equity increased to US$ 572.0 million as of June 30, 2006, from US$ 490.2 million as of June 30, 2005. This was principally the result of accumulated profits for the twelve months to June 30, 2006, which offset a US$ 54.8 million increase in the reserve for own shares, representing repurchases carried out during the second half of 2005. Minority interest declined US$ 44.3 million to US$ 73.9 million, from US$ 118.2 million on June 30, 2005, reflecting the acquisition of an additional 5.32% of the shares of its subsidiary, QIB, from Beverage Associates Corporation in September 2005. The Company’s net debt position -- total bank debt net of cash and short-term investments -- was US$ 128.0 million as of June 30, 2006, compared to US$ 141.8 million a year earlier. The long-term portion of total bank debt was US$ 256.4 million, compared to US$ 262.1 million a year earlier.

Capital expenditures, excluding acquisitions, reached US$ 48.9 million during the first half of 2006 and US$ 42.4 million for the same period in 2005. A large part of these investments was related to the acquisition of bottles and crates and to the purchase of coolers to be installed at points of sale. They also included the expansion of capacity at the Tres Arroyos malting facility in Argentina, the new glass bottle factory in Paraguay and the installation of a new bottling line for the soft drinks business in Argentina.

MARKETS

ARGENTINA:

Beer: Total volume sales, including exports, increased 3% compared to the first half of 2005, reaching 5.5 million hectoliters. The Company’s market share was 78.3% for the first half of 2006, according to Nielsen.

Quinsa was very active in terms of advertising campaigns for its flagship Quilmes Cristal brand, particularly in light of the soccer World Cup which was held in June, and for which Quilmes sponsored the Argentine team. We also continued to support the Stella Artois brand, following the introduction of the one-liter returnable bottle in November 2005. The brand has performed beyond our expectations and has already captured approximately 25% of the premium segment of the market.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Five  --  August 14, 2006

Net revenues increased 12% to US$ 208.5 million for the first half of 2006, compared to US$ 186.3 million in 2005, reflecting the price increases introduced during 2005 to catch up with inflation. Thus, prices increased 8.7% in dollars compared to the first half last year. Higher volumes also contributed to the increase in revenues.

The combination of higher revenues and strong cost controls resulted in a much improved financial performance. Thus, despite a 23% increase in labor costs, principally the result of higher salary costs, and a 15% increase in advertising expense related to the World Cup, EBITDA increased 3% to US$ 96.7 million for the first half of 2006, or 46.4% over sales, compared to US$ 93.6 million for the same period in 2005.

Operating Highlights

	1H 2006	1H 2005

Total volumes (hectoliters) (*)	5,457,000	5,303,000
Net revenues (US$ mm)	208.5	186.3
Normalized operating profit (US$ mm)	76.0	73.0
Normalized EBITDA (US$ mm)	96.7	93.6
Normalized EBITDA margin	46.4%	50.3%

(*)	These figures include exports and inter-company sales.

Soft Drinks: Volumes for soft drinks and other beverages increased 31.2% to 4,731,000 hectoliters, compared to the first half of 2005. This remarkable performance was the result of both market expansion and market share growth. Also, during the last quarter of 2005, the Company incorporated the Pepsi license to sell soft drinks in the last remaining region it did not already operate. This region represents approximately 11% of Pepsi’s total sales in the country. The Company achieved a 29.7% share of the A-brand segment during the first half, compared to 29.1% during the first half of 2005. Market share growth was achieved as a result of several factors, including a better performance of the Pepsi brand, the continued strength of the 1.25-liter returnable glass bottle, and an improved performance of the Company’s distributors in the soft drinks category.

The H2Oh! brand, introduced during the second half of 2005 to compete in the flavored beverages segment, continued to perform very well, achieving 15.4% of its market segment in June 2006, compared to 12.0% in December 2005.

Net sales were US$ 133.1 million, compared to US$ 99.0 million in the first half of 2005.  This was due to higher volume sales and, to a lesser extent to price increases introduced during 2005.

Regarding the business’ financial performance, production costs increased during the first half of 2006 compared to the first half of 2005, as labor, the cost of concentrate (which is a function of sales), can sand sugar all increased. Advertising expenses increased 35%, principally related to the soccer World Cup. Higher revenues, however, offset these effects, allowing for a remarkable 53% increase in normalized EBITDA, to US$ 20.4 million.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Six  --  August 14, 2006

Operating Highlights

	1H 2006	1H 2005

Total volumes (SD&W, and functional beverages - in hl)	4,731,000	3,605,000
Net revenues (US$ mm)	133.1	99.0
Normalized operating profit (US$ mm)	11.5	4.2
Normalized EBITDA (US$ mm)	20.4	13.3
Normalized EBITDA margin	15.4%	13.4%

BOLIVIA:

Domestic volume sales increased 16% during the first half of 2006, reaching 1,160,000 hectoliters, compared to 1,000,000 hectoliters for the same period in 2005. This performance reflects strong market growth, since market share was virtually unchanged.

The Company continued to focus on enhancing the brand equity of its portfolio, introducing innovative packaging and limited edition bottles for its principal brands, and on strengthening its distribution network.

Net revenues increased 23.8% to US$ 66.6 million as a result of the increase in both volumes and average prices. The latter increased approximately 7% as a result of regional price increases and improvements in the value chain. In terms of costs, savings in variable industrial costs compensated for increases in raw materials. Also, fixed cash costs, excluding advertising expenses, declined 1% despite inflation of 3.5% for the 12 months to June 2006.

As a result of these actions, normalized EBITDA increased to US$ 41.1 million from US$ 31.0 million a year earlier.

Operating Highlights

	1H 2006	1H 2005

Total volumes (hectoliters) (*)	1,174,000	1,010,000
Net revenues (US$ mm)	66.6	53.8
Normalized operating profit (US$ mm)	33.7	23.3
Normalized EBITDA (US$ mm)	41.1	31.0
Normalized EBITDA margin	61.7%	57.7%

(*)	Includes exports and inter-company sales

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Seven  --  August 14, 2006

CHILE:

Quinsa’s domestic beer volumes increased 54.8% to 339,000 hectoliters from 219,000 last year. This was the result of the introduction of the Brahma brand in September 2005, strong market growth and solid performance by the Company’s established brands. Market share increased to 15.7% in June 2006, according to Nielsen, which is 3 percentage points higher than it was a year earlier.

Net revenues increased to US$ 22.2 million, compared to US$ 13.2 million last year. This was principally the result of an increase in volume sales and a 9% increase in average prices, the latter being largely the result of an appreciation of the peso relative to the U.S. dollar. The Company also achieved a better brand mix due to the introduction of Brahma, although this was compensated in part by the implementation of higher discounts, particularly in the supermarkets channel.

Advertising expenses more than doubled compared to last year due to the introduction of Brahma. This, in addition to the effect of an appreciation of the local peso on the Company’s fixed cost structure, more than offset the remarkable increase in marginal contribution that resulted from higher volumes. As a result of these developments, EBITDA for the first half of the year declined to a negative US$ (2.5) million, compared to a negative US$ (0.9) million in 2005.

Operating Highlights

	1H 2006		1H 2005

Total volumes (hectoliters) (*)	339,000		219,000
Net revenues (US$ mm)	22.2		13.2
Normalized operating loss (US$ mm)	(4.1)		(2.0)
Normalized EBITDA (US$ mm)	(2.5)		(0.9)
Normalized EBITDA margin	(11.5	) %	(6.5	) %

(*)	Includes exports and inter-company sales

PARAGUAY:

Quinsa continued to experience the recovery that had started during the fourth quarter of 2003, with volumes increasing 4.8% to 1,035,000 hectoliters for the first half of 2006, compared to 988,000 hectoliters for 2005. Market share increased more than half a percentage point to 96.6%, according to CCR store audits, compared to the first half of 2005.

Solid demand has led the Company to increase capacity slightly with only marginal investments, including improvements to the brew-house, investments to improve the reception of bulk-beer and investments to improve the productivity of one of the bottling lines.

Net revenues increased 26.9% to US$ 62.2 million, principally as a result of higher volume sales and higher pricing. Average pricing increased 21% as a result of a 6% appreciation (on average) of the local currency, price increases introduced in September 2005 to cope with expected inflation, a better brand mix as Brahma continues to expand its share and successful revenue management. This more than compensated for raw material cost increases, in particular cans, and for higher advertising expenses related to the soccer World Cup, since the Company sponsored the national team. These effects resulted in a 26.3% increase in normalized EBITDA to US$ 35.0 million.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Eight  --  August 14, 2006

Operating Highlights (beer business)

	1H 2006	1H 2005

Total volumes (hectoliters)	1,035,000	988,000
Net revenues (US$ mm)	62.2	49.0
Normalized operating profit (US$ mm)	32.0	24.7
Normalized EBITDA (US$ mm)	35.0	27.7
Normalized EBITDA margin	56.2%	56.5%

URUGUAY:

Beer: Domestic beer volume sales have continued to post solid growth, reaching 322,000 hectoliters during the first half of 2006, compared to 291,000 in 2005. Contributing to this sustained growth has been the Company’s conservative price policy over the past years. Thus, beer continues to be a good value for consumers, particularly in relation to substitutes such as wine, and per capita consumption continues to increase.

Soft drinks: Volumes for this business also posted very strong growth, increasing 39.4% compared to the first six months of 2005, reaching 230,000 hectoliters. The business has benefited from the consolidation of the 1.25- liter glass returnable bottle and from a very good performance by the larger formats. The Company also re-launched the 7-Up brand in February 2006. Market share for June 2006 was 17.5%, according to Nielsen, an increase of almost 3 percentage points compared to June 2005.

Net revenues increased to US$ 27.8 million compared to US$ 22.0 million last year, principally due to an increase in soft drink and beer volumes and prices. Thus, despite an increase in raw material and freight costs, normalized EBITDA posted 32% growth, reaching US$ 9.6 million, compared to US$ 7.3 million in 2005.

Operating Highlights

	1H 2006	1H 2005

Total volumes (beer, hectoliters) (*)	331,000	295,000
Total volumes (CSD&W, hectoliters)	230,000	165,000
Net revenues (US$ mm)	27.8	22.0
Normalized operating profit (US$ mm)	7.6	5.8
Normalized EBITDA (US$ mm)	9.6	7.3
Normalized EBITDA margin	34.3%	33.1%

(*)	Includes exports and inter-company sales

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Nine  --  August 14, 2006

OTHER MATTERS

Conversion of A shares: During July 2006, the Company received 1,961,190 class A shares from its minority shareholders and delivered to them 196,119 class B shares in exchange. This was the result of Quinsa’s annual exchange program for shareholders. Having completed this exchange, the balance of the Company’s own shares held in Treasury as of the date of this release is the following:

Class A shares	19,042,353
Class B shares	1,647,230

Shares outstanding, net of Treasury stock, are:

Class A shares	612,730,340
Class B shares	47,121,011

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Americas - AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.     Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE: LQU).

Quinsa’s web address: http://www.Quinsa.com

-more-

- Statistical Tables Follow -

Quilmes Industrial (Quinsa)  S.A.
Page Ten  --  August 14, 2006

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY
(U.S. dollars in millions, except per share amounts)

	Six months ended June 30,

	2006	2005

Net sales	520.4	426.0
Cost of goods sold	(216.0)	(A)(184.4)

Gross profit	304.4	241.6
Selling and marketing expenses	(111.5)	(86.8)
Administrative and general expenses	(21.1)	(18.9)
Goodwill amortization	(7.5)	(B)(6.8)
Other operating expenses (net)	(4.9)	(3.9)

Normalized operating profit	159.4	125.2
Income (expense) from sale of fixed assets	(0.3)	0.7

Operating profit	159.1	125.9
Interest income	8.1	5.2
Interest expense	(25.1)	(22.1)
Foreign exchange differences	(1.5)	(0.1)
Other non-operating income (expense) net	(4.9)	(C) (3.0)

Earnings (losses) before taxes & minority interest	135.8	105.9
Income taxes	(43.1)	(D) (32.6)
Minority interest	(15.1)	(E) (14.9)

Net income (loss)	77.6	58.4
Net income (loss) per share(*)	0.716	0.523
Net income (loss) per ADR(*)	1.432	1.046
Depreciation and amortization	47.2	(F) 47.3
Normalized EBITDA	206.6	172.5
Normalized EBITDA margin	39.7%	40.5%

(A)	Previously reported as US$ 183.7 million. The difference is due to changes in the allocation of depreciation under IFRS.
(B)

Previously reported as US$ 11.3 million. The difference is due the fact that as of the adoption of IFRS, goodwill is no longer amortized. This line represents the amortization of other intangibles, such as brands.

(C)	Previously reported as a US$ 2.3 million expense. The difference of US$ 0.7 million is now shown as “Income (expense) from sale of fixed assets.”
(D)	Previously reported as US$ 38.7 million.
(E)	Previously reported as US$ 14.0 million.
(F)	Previously reported as US$ 51.1 million.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Eleven  --  August 14, 2006

Quilmes Industrial (Quinsa)  S.A.
UNAUDITED GEOGRAPHIC INFORMATION – SUMMARY
(U.S. dollars in millions)

	Six months ended June 30,

	2006	2005

NET SALES
Argentina (beer)	208.5	186.3
Argentina (CSD & other)	133.1	99.0
Bolivia	66.6	53.8
Chile	22.2	13.2
Paraguay (beer)	62.2	49.0
Uruguay	27.8	22.0
Interarea sales and other adjustments	0.0	2.7

Total	520.4	426.0

	Six months ended June 30,

	2006	2005

Normalized EBITDA
Argentina (beer)	96.7	93.6
Argentina (CSD & other)	20.4	13.3
Bolivia	41.1	31.0
Chile	(2.5)	(0.9)
Paraguay (beer)	35.0	27.7
Uruguay	9.6	7.3
Other	6.3	0.5

Total	206.6	172.5

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Twelve  --  August 14, 2006

Quilmes Industrial (Quinsa)  S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET – SUMMARY
(U.S. dollars in millions)

	2006	As of June 30th, 2005

ASSETS
Cash, Cash Equivalents and Government Securities	192.9	157.8
Inventories	92.8	91.4
Accounts receivable	28.0	27.7
Other Current Assets	39.1	19.8

Total Current Assets	352.8	296.7
Property, Plant and Equipment, Net	611.8	602.9
Goodwill and other intangible assets	333.9	260.1
Long term cash investments	39.4	46.2
Other Assets	73.2	79.6

Total Assets	1,411.1	1,285.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	103.9	83.7
Long-Term Bank Debt	256.4	262.1
Other Liabilities	404.9	331.3

Total Liabilities	765.2	677.1
Minority Interest	73.9	118.2
Shareholders’ Equity	572.0	490.2
Total Liabilities and Shareholders Equity	1,411.1	1,285.5

SOURCE  Quilmes Industrial (Quinsa) S.A.
          -0-                                                                      08/14/2006
          /CONTACT:  Francis Cressall, Quilmes Industrial (Quinsa) S.A., +011-54-11-4349-1846/
          /Web site:  http://www.Quinsa.com /

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: August 14, 2006	By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer